[redacted]

11016172

SEC Mail Processing
Section

FEB 2 2 2011

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Girard Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Croton Road, Suite 210
(No. and Street)

King of Prussia (City) Pennsylvania (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin B. Norris 610-337-7640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin B. Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
RICHARD B. SEIDEL, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires April 23, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD CAPITAL, LLC

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Girard Capital, LLC
King of Prussia, Pennsylvania

We have audited the accompanying statement of financial condition of Girard Capital, LLC (the Company) as of December 31, 2010, and the related statements of income and members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 7 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2011

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

GIRARD CAPITAL, LLC
Statement of Financial Condition
December 31, 2010

Assets

Current Assets		
Cash and cash equivalents	$	17,091
Fees receivable		10,501
Prepaid expenses		1,739
Total Current Assets		29,331
Total Assets	$	29,331

Liabilities and Members' Equity

Current Liabilities		
Distribution payable	$	10
Due to affiliates		710
Total Current Liabilities		720
Members' Equity		28,611
Total Liabilities and Members' Equity	$	29,331

See Accompanying Notes.

GIRARD CAPITAL, LLC
Statement of Income and Members' Equity
Year Ended December 31, 2010

Revenues		
Dealer concession income	$	37,698
Total Revenue		37,698
Expenses		
Bank charges		61
Facility fee		12,095
Insurance expense		346
Office expense		200
Registration fee		875
Total Expenses		13,577
Net Income		24,121
Members' Equity, Beginning of Period		10,500
Contributions		4,000
Distributions		(10,010)
Members' Equity, End of Period	$	28,611

See Accompanying Notes.

GIRARD CAPITAL, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net income	$	24,121
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Fees receivable		(10,501)
Prepaid expenses		(1,739)
Distribution payable		10
Due to affiliates		710
Net Cash Provided by Operating Activities		12,601
Net Cash Provided by Investing Activities		0
Cash Flows from Financing Activities		
Capital contributions		4,000
Distributions to members		(10,010)
Net Cash Used by Financing Activities		(6,010)
Increase in Cash and Cash Equivalents		6,591
Cash and Cash Equivalents, Beginning		10,500
Cash and Cash Equivalents, Ending	$	17,091
Schedule of Interest and Income Taxes Paid		
Interest	$	0
Income taxes	$	0

See Accompanying Notes.

GIRARD CAPITAL, LLC
Notes to Financial Statements
December 31, 2010

Note 1 – Nature of Operations

Girard Capital, LLC (the Company) was organized as a Pennsylvania limited liability company on March 17, 2009 and is registered with the Securities and Exchange Commission as a broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934.

Note 2 – Summary of Significant Accounting Principles

Recognition of Revenue

Dealer concessions consist primarily of sales load fees and trail commissions paid by mutual funds and 529 Plans. The sales load is a front-end fee paid upon the acquisition of shares of a mutual fund or a 529 Plan investment. Trail commissions represent 12b-1 fees paid for distribution expenses as compensation for the marketing and selling of shares. Trail commissions are generally paid in subsequent years following the original investment. The Company generally records these fees as dealer concession income when received. On a monthly basis, an accrual for fees receivable is recorded based on the knowledge of actual transactions; the historical dealer concessions; and the payment frequency made by financial institutions and municipalities operating mutual funds and 529 Plans.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash. The Company primarily maintains its cash in one financial institution. At times these amounts could exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not exposed to significant credit risk on such deposits.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

Note 2 – Summary of Significant Accounting Principles, Continued

Income Taxes, Continued

The Company follows the accounting requirements for uncertain tax positions, FASB Accounting Standards Codification ("ASC") 740, Income Taxes. ASC 740 requires the Company to recognize the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit period includes the tax year ending December 31, 2009. There has not been any tax benefits recognized in the Company's financial statements as a result of the implementation of ASC 740.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 15, 2011, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company is affiliated with Girard Partners, Ltd. (Partners), a registered investment advisor, to the extent they have common ownership. The Company will operate on an independent basis but will utilize the services of Partners for certain personnel and administrative services. The Company filed an expense sharing agreement with FINRA outlining the services to be provided and the methodology to be used to determine the facility fee. The Company will lease one office, one cubicle and a share of common areas. The allocated leased space shall include rent, CAM, furniture, electrical, telephone and insurance. Partners will supply the Company the services of various staff members and representatives. The fee will be based on the estimated time spent and percent of each employee's base salary from the prior fiscal year and adjusted annually. The agreement commenced on April 1, 2010 based on an initial monthly fee of $1,394. Total facilities fees for the year ended December 31, 2010 were $12,095.

Note 4 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $16,371, which was

Note 5 – Net Capital Requirements, Continued

$11,371 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to1.

GIRARD CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Net Capital		
Total Members' Equity from Statement of Financial Condition	$	28,611
Deduct Nonallowable Assets		
Fees receivable		10,501
Prepaid expenses		1,739
		12,240
Net Capital Before Haircut on Securities		16,371
Haircut on Securities Held		0
Net Capital	$	16,371
Aggregate Indebtedness		
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$	720
Items Not Included in Statement of Financial Condition		
Other unrecorded amounts		0
Total Aggregate Indebtedness	$	720
Computation of Basic Net Capital Requirement		
Net Capital Required as a Percentage of Aggregate Indebtedness	$	48
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$	5,000
Minimum Capital Requirement	$	5,000
Excess Net Capital	$	11,371
Excess Net Capital at 1,000 percent	$	16,299
Ratio: Aggregate Indebtedness to Net Capital		0.04 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	16,371
Reconciling Differences		
Other audit adjustments (net)		0
Net Capital per Above	$	16,371

GIRARD CAPITAL, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2010

The Company is exempt from Rule 15c3-3 and falls under the provisions of Rule 15c3-3(k)(2)(i).

BK&I

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Girard Capital, LLC
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements of Girard Capital, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2011

Beucler, Kelly & Irwin, Ltd.

BK&I

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors
Girard Capital, LLC
King of Prussia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Girard Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Girard Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Girard Capital, LLC's management is responsible for Girard Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled checks) noting no differences;

2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2011

Beucler, Kelly & Irwin, Ltd.

GIRARD CAPITAL, LLC

Financial Statements

December 31, 2010